[Embraer logo]
[News Release letterhead]
--------------------------------------------------------------------------------

www.embraer.com

                                    STATEMENT

                            ACS Program Cancellation


Sao Jose dos Campos, January 13, 2006 - A Lockheed Martin-led team, of which Embraer is part, has been working to provide the best overall solution to the requirements of the next generation battlefield surveillance system for the U.S. Army known as the Aerial Common Sensor (ACS).

The ERJ 145 originally chosen for the ACS platform met all requirements at the time of contract award, but system issues were identified during the development program that pointed to moving to a larger platform.

While Embraer is disappointed with the current situation after having won the original competition, we remain fully confident of our product line capabilities and best-value contribution to the customer. We intend to pursue U.S. government opportunities with the same determination and spirit of cooperation that has characterized our activities to date.

Embraer continues to view Cecil Commerce Center as the location of choice for its defense-related activities in North America. However, because our ability to occupy and staff the facility depends on contracts, Embraer's plans for assembling aircraft in Jacksonville, as announced in June 2003, are on hold.

Note to Editors

Embraer (Empresa Brasileira de Aeronautica S.A. - NYSE: ERJ; Bovespa: EMBR3 and EMBR4) is the world's leading manufacturer of Commercial jets up to 110 seats with 36 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global Airline, Defense and Business jet markets. With headquarters in Sao Jose dos Campos, state of Sao Paulo, the Company has offices and customer service bases in the United States, France, Portugal, China and Singapore. Embraer is among Brazil's leading exporting companies. As of September 30, 2005, Embraer had a total workforce of 17,046 people, and its firm order backlog totaled US$ 10.4 billion.

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PRESS OFFICES

Headquarters                North America                                       Europe, Middle East and Africa
------------                -------------                                       ------------------------------

Rosana Dias                 Doug Oliver               Betsy Talton              Stephane Guilbaud          Catherine Fracchia
rosana.dias@embraer.com.br  doliver@embraer.com       btalton@embraer.com       sguilbaud@embraer.fr       cfracchia@embraer.fr
Cell: (+55 12) 9724 4929    Cell: (+1 954) 232 9560   Cell: (+1 954) 609 8560   Cell: (+33 6) 7522 8519    Cell: (+33 6) 67523 6903
Phone: (+55 12) 3927 1311   Phone: (+1 954) 359 3414  Phone: (+1 954) 359 3432  Phone: (+33 1) 4938 4455   Phone: (+33 1) 4938 4530
Fax: (+55 12) 3927 2411     Fax: (+1 954) 359 4755    Fax: (+1 954) 359 4755    Fax: (+33 1) 4938 4456     Fax: (+33 1) 4938 4456

                                                                  [Embraer logo]
[News Release letterhead]
--------------------------------------------------------------------------------

www.embraer.com


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This  document  may contain  projections,  statements  and  estimates  regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ
substantially   from  those  previously   published  as  Company   expectations.
--------------------------------------------------------------------------------

PRESS OFFICES

Headquarters                North America                                       Europe, Middle East and Africa
------------                -------------                                       ------------------------------

Rosana Dias                 Doug Oliver               Betsy Talton              Stephane Guilbaud          Catherine Fracchia
rosana.dias@embraer.com.br  doliver@embraer.com       btalton@embraer.com       sguilbaud@embraer.fr       cfracchia@embraer.fr
Cell: (+55 12) 9724 4929    Cell: (+1 954) 232 9560   Cell: (+1 954) 609 8560   Cell: (+33 6) 7522 8519    Cell: (+33 6) 67523 6903
Phone: (+55 12) 3927 1311   Phone: (+1 954) 359 3414  Phone: (+1 954) 359 3432  Phone: (+33 1) 4938 4455   Phone: (+33 1) 4938 4530
Fax: (+55 12) 3927 2411     Fax: (+1 954) 359 4755    Fax: (+1 954) 359 4755    Fax: (+33 1) 4938 4456     Fax: (+33 1) 4938 4456